UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

February 9, 2011

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

7 Zabotinsky St.
Moshe Aviv Tower
Ramat-Gan 52520
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “D. Medical’s Revolutionary “Spring Hybrid Patch” Pump Solution to be Officially Unveiled at ATTD 2011.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2011	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer

News Release
For Immediate Release

D. Medical’s Revolutionary “Spring Hybrid Patch” Pump
Solution to be Officially Unveiled at ATTD 2011

Tirat Carmel, Israel – February 9, 2011 – D. Medical Industries Ltd. (NASDAQ:DMED; TASE:DMDC) (“D. Medical” or “Company”), a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery, today announced that the Company’s Chief Operating Officer, Hezkiah Tsoory, has been chosen to present at the Fourth International Conference on Advanced Technologies and Treatments for Diabetes (“ATTD 2011”) to take place at the Hilton London Metropole hotel in London, UK on February 16-19, 2011. Mr. Tsoory’s presentation will take place in Hall at 8:15 am on Saturday, February 19, 2011.

Based on an abstract entitled, “Spring - a patch pump without a motor”, Mr. Tsoory’s presentation will highlight the Company’s new “Spring Hybrid” insulin pump solution. The innovative Intellispring™ technology that has been implemented in D. Medical’s traditional ADI CSII system has now been transformed into the world’s first ever “convertible” continuous insulin delivery system.  It is convertible because it can be worn either as a patch pump or as a durable pump.

 “Our new Spring Hybrid Patch pump is revolutionary in a number of ways,” said Mr. Tsoory.  “Among the inherent technology features, are the very small increments in insulin therapy, the alert at any possible occlusion event and the unique air bubble detection system.  Going beyond that, this new product provides the user with maximum lifestyle flexibility by allowing an alternative between having tube-free insulin delivery via a skin-patch, or using it as a very small traditional insulin pump.  The flexibility of this water-tight device goes even further. Our pump can be used with or without a dedicated remote management tool.  The remote unit also serves as a blood glucose meter. Finally, the Spring Hybrid Patch pump offers a brand new industry level of environmental friendliness. The device is comprised of a multiple-use, long-lasting control element that clasps on a single-use drug reservoir.  No electronic elements or soldering material are being disposed.”

Efri Argaman, D. Medical’s Chief Executive Officer, commented, “We believe that, right out of the gate, our unique spring-based design provides us with a significant cost-of-goods advantage over the competing pumps on the market that all utilize a motor and gear train.  By combining this advantage with a number of unique product features and benefits, we are confident that the Spring Hybrid Patch pump will quickly win the hearts and minds of doctors and patients in our five initial target markets - Mexico and the BRIC countries of Brazil, Russia, India and China – commencing in 2011.”

About ATTD 2011

ATTD 2011 follows the success of ATTD 2010, which took place in Basel, Switzerland and attracted more than 915 participants from over 65 countries. This innovative conference will include presentations and discussions on the latest developments in new insulin analogues and delivery systems, insulin pumps, glucose sensors, closed-loop systems devices for diabetic prevention, artificial pancreas, new technologies for treating obesity and many more.  An international audience of researchers and clinicians from the fields of diabetes, endocrinology and metabolism, diabetes technology developers as well as general & family medicine practitioners will attend and presentations will be given by renowned professionals.  For more information on the conference, please visit http://www2.kenes.com/attd/pages/home.aspx.

About D. Medical

D. Medical is a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery. D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient's body, using its proprietary spring-based delivery technology. D. Medical believes that its spring- based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps. D. Medical has also developed an infusion set for insulin pumps and is focusing its research and development efforts on the development of next generation insulin pumps. For more information, please visit http://www.dmedicalindustries.com (corporate) and http://www.springnow.com (healthcare professionals, patients and caregivers).

Forward-Looking Statements

This press release contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. These statements include forecasts, goals, uncertainties and assumptions and relate, inter alia, to D. Medical's future expectations in connection with its level of sales, markets penetration, readiness of its production lines and timing of markets penetration. The forward-looking statements are based on D. Medical's current expectations and beliefs which are based on, among other things, its analysis of publicly available information and market research reports. All forward- looking statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward- looking statements. Such risks and uncertainties include, but are not limited to, the impact of general economic conditions, competitive products, product demand, the performance of D. Medical's Swedish distributor and contract manufacturer, regulatory trends and approvals and healthcare reform legislation. If one or more of these risks and/or uncertainties materialize, or if the underlying assumptions prove to be incorrect, D. Medical's actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements or results which are based upon such assumptions. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical's results of operations or financial condition. D. Medical does not undertake to update any forward-looking statements.

Company Contact:

Amir Loberman
Chief Financial Officer
D. Medical Industries Ltd.
T: +972-73-2507100
info@springnow.com

North American Investor Contact:

Stephen Kilmer
T: 212-618-6347
M: 905-906-6908
stephen@dmedicalindustries.com

Israeli Investor Relations

Iris Lubitch
T: 972-775538007
Iris@EffectiveIR.co.il